Exhibit 2.1

Execution Version

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of November 7, 2007 by and among Mountains West Exploration, Inc., a New Mexico corporation (“MWXI”), Secured Digital Storage LLC, a Nevada limited liability company (the “Company”), each of the Persons set forth on Schedule 2.1(a) hereto (each a “Seller” and collectively, the “Sellers”), William M. Lynes (“Lynes”) individually and as Sellers Agent, and Kelley Drye & Warren LLP, as initial Escrow Agent.

RECITALS

A.	The Sellers own all of the outstanding Membership Interests of the Company.

B.        This Agreement contemplates a transaction in which MWXI will purchase from the Sellers, and the Sellers will sell to MWXI, all of the outstanding Membership Interests of the Company.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, intending to be legally bound hereby the parties agree as follows:

ARTICLE I

PURCHASE OF MEMBERSHIP INTEREST

1.1	Basic Transaction; Purchase Price.

(a)       On and subject to the terms and conditions of this Agreement, MWXI agrees to purchase from the Sellers, and the Sellers agree to sell to MWXI, all of the Membership Interests of the Company for the consideration set forth herein.

(b)       The purchase price (the “Purchase Price”) for the purchase of the Membership Interests of the Sellers shall be an aggregate amount of 7,500,000 shares of MWXI common stock, no par value (“MWXI Common Stock”’), subject to the delivery to the Escrow Agent of 1,500,000 shares of MWXI Common Stock (the “Escrow Shares”). The Purchase Price shall be allocated among the Sellers pursuant to the attached Schedule 2.1(a).

1.2       Closing; Closing Date. The purchase and sale of the Membership Interests contemplated hereunder (the “Closing”) shall take place at the close of business on the date hereof (the “Closing Date”), or on such other date that the parties hereto mutually agree. Closing shall take place at the offices of Kelley Drye & Warren LLP, 333 West Wacker Drive, Suite 2600, Chicago, Illinois 60601 or such other place and time as may be agreed upon in writing by the parties.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

2.1       Representations and Warranties of Company. The Company and Lynes hereby, jointly and severally, represent and warrant to MWXI as follows:

(a)	Organization and Standing; Authorization.

(i)        Company is limited liability company validly existing and in good standing under the laws of Nevada, has the power to own, lease and operate the properties it now owns, leases and operates, and to carry on its business as now being conducted, and is duly qualified or licensed to do business and are in good standing in every domestic and foreign jurisdiction in the United States and elsewhere in which the nature of its business as now being conducted or its present ownership or leasing of property requires such qualification.

(ii)       A complete, true and accurate copy of Company’s Amended and Restated Operating Agreement (the “Operating Agreement”) and list of members and their respective interests is set forth on Schedule 2.1(a). The transactions contemplated by this Agreement constitute an Approved Sale (as defined in the Operating Agreement) and the Company has received a Supermajority Approval (as defined in the Operating Agreement).

(b)       Subsidiaries. Company owns no capital stock or equity interest of any other Person.

(c)       Capitalization. The entire outstanding Membership Interests of Company are set forth are set forth on Schedule A of the Operating Agreement. The Membership Interests have not been certificated. All of the issued and outstanding Membership Interests have been duly authorized, are validly issued, fully paid, and nonassessable, and are held of record by the Sellers as set forth on Schedule 2.1(a). Except as set forth in Schedule 2.1(c), there are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, pre-emptive rights or other contracts or commitments that could require the Company to issue, sell, or otherwise cause to become outstanding any other Membership Interests in the Company. There are no outstanding or authorized equity appreciation, phantom equity, profit participation, or similar rights with respect to the Company.

(d)       Financial Statements. Attached hereto as Schedule 2.1(d) are the following financial statements for the Company (collectively the “Financial Statements”): (i) audited balance sheets and statements of income, and cash flow as of and for the fiscal year ended December 31, 2006; and (ii) unaudited balance sheets and statements of income (the “Most Recent Financial Statements”) as of and for the ten (10) months ended October 31, 2007 (the “Most Recent Fiscal Month End”). The Financial Statements have been prepared on a consistent basis throughout the periods covered thereby and present fairly the financial condition of the Company as of such dates and the results of operations of Company for such periods. Since December 31, 2006, there has not been any event, development, state of affairs or conditions, which individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the Company.

(e)       Undisclosed Liabilities. The Company does not have any material Liability (and there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any material Liability), except for Liabilities set forth in the balance sheet for Most Recent Fiscal Month End. Since December 31, 2006, all Liabilities calling for the payment of money have been paid in the ordinary course of business.

(f)        Legal Proceedings. There are no claims, suits, actions, administrative, bankruptcy, arbitration or other proceedings or governmental investigations pending or, to the Company’s or Lynes’ knowledge, threatened against Company, and neither Lynes nor the Company know of any facts which could reasonably form the basis for any such claim, suit, action, proceeding or investigation. There are presently no outstanding judgments, decrees, or orders of any court or any governmental or administrative agency against or affecting Company. No insolvency proceedings of any character including, without limitation, bankruptcy, receivership, reorganization or arrangement with creditors, voluntary or involuntary, affecting Company are pending or, to the knowledge of the Company or Lynes, threatened. Company has not made or taken any assignment for the benefit of creditors or any actions with a view to, or which would constitute the basis for, the institution of any such insolvency proceedings.

(g)       Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Company is subject or any provision of the Operating Agreement or articles of organization of Company, or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any material agreement, contract, lease, license, instrument, or other arrangement to which Company is a party or by which Company is bound or to which any of Company’s assets are subject (or result in the imposition of any Security Interest upon any of their assets). The execution and delivery of this Agreement by Company and the performance of its obligations hereunder does not require any consent or approval of, action by, or notice to any governmental department, commission, board, bureau, agency or instrumentality.

(h)       Compliance with Laws. Company is now in compliance in all material respects, and at all times has conducted and operated in material compliance with all applicable federal, state, and local laws, statutes, regulations, ordinances and governmental policies (collectively “Laws”). No notice, action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand or notice has been filed or commenced against Company alleging any failure to so comply or, to the knowledge of Company or Lynes, threatened.

(i)        Assets. Company has good and marketable title to, or a valid leasehold interest in, the material tangible assets it uses in the conduct of its business, free and clear of all Security Interests.

(j)        Contracts. All of the existing written contracts, agreements, leases and commitments (and any material oral contracts, agreement, leases and commitments) relating to the Company are set forth on Schedule 2.1(j) (the “Contracts”). Company has delivered to

MWXI prior to the execution of this Agreement true and complete copies of all of the Contracts (and all amendments and modifications thereto) which are evidenced by a writing and a description of all oral Contracts. Each Contract is in full force and effect, and constitutes a valid and binding obligation of, and is legally enforceable in accordance with its terms against, the parties thereto. Except as set forth on Schedule 2.1(j), there has not been (i) any material failure of any party to any Contract to comply with all material provisions thereof, (ii) any material default by any party thereunder, and there has not occurred any event which (whether with or without notice, lapse of time, or the happening or occurrence of any other event) would constitute such a material default, (iii) to any Seller’s knowledge, any threatened cancellation thereof, (iv) any outstanding dispute thereunder, or (v) any basis for any claim of material breach or material default thereunder. Except as set forth on Schedule 2.1(j), no Contract requires the consent of any party thereto with respect to the transactions contemplated hereby except to the extent consents have been obtained.

(k)       Tax Matters. The Company has timely filed all Tax Returns that it was required to file, and has timely paid all Taxes shown thereon as owing by the Company. Schedule 2.1(k) lists all Tax Returns filed with respect to the Company since the date of the Company’s formation and indicates those Tax Returns that have been audited, indicates those Tax Returns that currently are the subject of audit, and indicates those Tax Returns where there has been an inquiry by the Internal Revenue Service. The Sellers have delivered to Buyer correct and complete copies of the foregoing Tax Returns, any examination reports, and any statements of deficiencies assessed against or agreed to by the Company. The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency. The Company has withheld and paid in the ordinary course all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, customer, client (or employees of customers and/or clients) or other Person through the Closing Date. The Company is under no obligation to, or has previously made, all required distributions to the Sellers, including any tax distributions.

(l)        Real Property. The Company owns no real property and no Leased Real Property.

(m)      Broker’s Fee. Company has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

(n)       Intellectual Property. Company is the sole owner of all right, title and interest in and to the Intellectual Property and has the sole right to use the Intellectual Property without the payment of any royalties or other amounts to any other Person, or has the right to use and assign to MWXI the right to use the Intellectual Property pursuant to a valid and subsisting license with a third party. Unless otherwise set forth on Schedule 2.1(n), (i) all rights to the Intellectual Property are in full force and effect, are held of record in Company’s name, and are not the subject of any proceeding challenging any scope, effect or validity, (ii) Company has not received any notice with respect to any alleged infringement or unlawful or improper use of any such Intellectual Property owned or alleged to be owned by others, (iii) to the knowledge of Company or Lynes, no reasonable basis exists upon which a claim may be asserted against

Company for infringement or unlawful or improper use of any Intellectual Property, (iv) Company has made no claim, has not sent any notice of, and has no knowledge of any Person who is infringing on the Intellectual Property, and (v) no order, holding, decision or judgment has been rendered by any government authority or court, and no agreement, consent or stipulation exists which would limit MWXI’s use or enjoyment of any right in the Intellectual Property.

(o)       Trade Payables and Accounts Receivable. A list of all of the Trade Payables (other than Trade Payables that are less than $1000 in the aggregate) and Accounts Receivable as of the Closing Date is set forth on Schedule 2.1(o)(i). All Trade Payables and Accounts Receivable have been incurred in the ordinary course of business and are consistent with Company’s past practices. The general ledger of the Company provided to MWXI is set forth on Schedule 2.1(o)(ii) is true, complete and accurate in all material respects.

(p)       Employees/Employee Benefits. Except as set forth in Schedule 2.1(p), the Company has no employees, offers of employment outstanding or consulting agreements. The Company maintains no Employee Benefit Plans. There are no Employee Benefit Plans to which the Company contributes or has any obligation to contribute, or with respect to which the Company has any Liability or potential Liability.

(q)       Certain Transactions. No officer, director, employee, shareholder, member or Affiliate of Company or any individual related by blood, marriage or adoption to any such individual or any in which any such Person owns any beneficial interest, is a party to any agreement, contract, commitment or transaction with Company.

(r)        Environmental, Health, and Safety Matters. Company is in material compliance with Environmental, Health, and Safety Requirements.

(s)       Insurance. Schedule 2.1(s) sets forth each insurance policy to which Company is a party, a named insured, or otherwise the beneficiary of coverage.

(t)        Disclosure. No covenant, representation or warranty by the Company or Lynes, and no written statement, schedule or certificate furnished or to be furnished by the Company or Lynes pursuant hereto or at the Closing hereunder, contains or will contain any untrue statement of a material fact, or will omit to state a material fact necessary to provide MWXI with complete and accurate information as to Company or to make the statements therein not misleading.

2.2       Representations and Warranties of the Sellers. The Sellers severally (and not jointly) represent and warrant to MWXI as follows:

(a)       Authorization of Transaction. Such Seller has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of such Seller, enforceable in accordance with its terms and conditions, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the rights of creditors or (b) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity). Such Seller does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement.

(b)       Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which such Seller is subject or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which any Seller is a party or by which it is bound or to which any of its assets are subject.

(c)       Brokers’ Fees. Such Seller has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

(d)	Investment.

(i)        Purchase for Own Account. The MWXI Common Stock to be received by such Seller hereunder will be acquired for investment for such Seller’s own account, not as a nominee or agent, and not with a view to the public resale or distribution thereof within the meaning of the Securities Act of 1933, as amended, (the "Securities Act"), and such Seller has no present intention of selling, granting any participation in, or otherwise distributing the same. Such Seller has not been formed for the specific purpose of acquiring the MWXI Common Stock.

(ii)       Disclosure of Information. Such Seller has received or has had full access to all the information it considers necessary or appropriate to make an informed investment decision with respect to the MWXI Common Stock to be received under this Agreement. Such Seller further has had an opportunity to ask questions and receive answers from MWXI regarding MWXI’s business and to obtain additional information (to the extent MWXI possessed such information or could acquire it without unreasonable effort or expense) necessary to verify any information furnished to any Seller or to which any Seller had access. Such Seller is an investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the MWXI Common Stock.

(iii)      Restricted Securities. Such Seller understands that the shares of MWXI Common Stock are characterized as "restricted securities" under the Securities Act inasmuch as they are being acquired from MWXI in a transaction not involving a public offering and that under the Securities Act and applicable regulations thereunder such securities may be resold without registration under the Securities Act only in certain limited circumstances. In this connection, such Seller represents that it is familiar with Rule 144 of the U.S. Securities and Exchange Commission (the "SEC"), as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act. Such Seller understands that MWXI is under no obligation to register any of the securities sold hereunder.

(iv)      Further Limitations on Disposition. Without in any way limiting the representations set forth above, such Seller further agrees not to make any disposition of all or any portion of the MWXI Common Stock unless and until:

(1)       there is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(2)       such Seller shall furnish MWXI with an opinion of counsel, satisfactory to MWXI, that such disposition will not require registration of such securities under the Securities Act.

(v)       Accredited Investor. Such Seller is an “accredited investor” within the meaning of Rule 501 of Regulation D of the Securities Act.

(vi)      Legends. It is understood that the certificates evidencing the MWXI Common Stock will bear the legends set forth below:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE `ACT'), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXAMINATION THEREFROM. THE HOLDER OF THE SECURITIES REPRESENTED HEREBY SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR OFFICIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

The legend set forth above shall be removed by MWXI from any certificate evidencing MWXI Common Stock upon delivery to MWXI of an opinion by counsel, reasonably satisfactory to MWXI, that a registration statement under the Securities Act is at that time in effect with respect to the legended security or that such security can be freely transferred in a public sale without such a registration statement being in effect and that such transfer will not jeopardize the exemption or exemptions from registration pursuant to which MWXI issued the MWXI Common Stock.

(e)       Membership Interests. The Sellers hold of record and own beneficially all of the issued and outstanding Membership Interests, free and clear of any restrictions on transfer (other than restrictions under the Securities Act and state securities laws), Taxes, Security Interests, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands. Except as to the rights among the Sellers as set forth in the Operating Agreement, no Seller is a party to any option, warrant, purchase right, or other contract or commitment that could require a Seller to sell, transfer, or otherwise dispose of any Membership Interest in

Company (other than this Agreement). Except for the Operating Agreement, no Seller is a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any Membership Interest in Company. Each Seller consents to the admission of MWXI as a member of the Company upon the Closing.

2.3       Representations and Warranties of MWXI. MWXI represents and warrants to the Sellers as follows:

(a)       Organization and Standing. MWXI is a corporation duly organized, validly existing, and in good standing under the laws of the State of New Mexico, has the power to own, lease, and operate the properties it now owns, leases and operates, and to carry on its business as now being conducted, and is duly qualified or licensed to do business and is in good standing in every domestic and foreign jurisdiction in the United States and elsewhere in which the nature of its business or its ownership or leasing of property requires such qualification.

(b)       Authorization. MWXI has full power and authority and the legal right to enter into this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement has been duly approved by all necessary actions, and the Agreement constitutes a valid and binding obligation of MWXI enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws and general principles of equity.

(c)       Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) to MWXI’s knowledge, violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which MWXI is subject or any provision of its bylaws or articles of incorporation or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which MWXI is a party or by which it is bound or to which any of its assets is subject. The execution and delivery of this Agreement by MWXI and the performance of its obligations hereunder do not require, as to MWXI, any consent or approval of, or action by, any governmental department, commission, board, bureau, agency or instrumentality.

(d)       Brokers’ Fees. MWXI has no liability or obligation which could be imposed on Company to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

(e)       Issuance of Securities. The shares of MWXI Common Stock constituting the Purchase Price have been duly authorized, and when issued in accordance with the terms hereof, will be validly issued, fully paid and non-assessable.

(f)        Capitalization. The authorized capital stock of MWXI consists of 50,000,000 shares of MWXI Common Stock, of which 1,300,018 shares are issued and outstanding. All of the issued and outstanding shares of MWXI capital stock have been duly authorized, are validly issued, fully paid and nonassessable, are not subject to, nor were they issued in violation of, any preemptive rights. Except as set forth in Schedule 2.2(f), there are no outstanding or authorized options, warrants, rights, contracts, calls, puts, rights to subscribe, register, conversion rights or other agreements or commitments to which MWXI is a party or that are binding on MWXI providing for the issuance, disposition, acquisition or registration of any capital stock. There are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to MWXI, nor are there any voting trusts, proxies or any other agreements or understandings with respect to the voting of the capital stock of MWXI. MWXI is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any shares of its capital stock.

(g)       Compliance with Laws. MWXI is now in compliance in all material respects, and at all times has conducted and operated in material compliance with all applicable Laws. No notice, action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand or notice has been filed or commenced against Company alleging any failure to so comply or, to Company’s knowledge, threatened.

(h)       Tax Matters. Except as set forth on Schedule 2.3(h), MWXI has timely filed with all appropriate governmental agencies all federal, state, local, and other tax or information returns and tax reports due for all periods ended on or before the two years prior to the date hereof and the Closing Date and have paid in full all Taxes that have become due pursuant to such returns or without returns or pursuant to any assessments received by MWXI. Such returns and forms are true, correct and complete in all material respects, and MWXI has no liability for Taxes in excess of the Taxes shown on such returns. MWXI is not a party to any pending action or proceeding, and, to MWXI’s knowledge, there is no action or proceeding threatened by any government or authority against MWXI for assessment or collection of any Taxes, and no unresolved claim for assessment or collection of any Taxes has been asserted against MWXI.

(i)        Certain Transactions. No officer, director, employee, shareholder, member or Affiliate of Company or any individual related by blood, marriage or adoption to any such individual or any in which any such Person owns any beneficial interest, is a party to any agreement, contract, commitment or transaction with Company.

(j)        Disclosure. No covenant, representation or warranty by MWXI, and no written statement, schedule or certificate furnished or to be furnished by MWXI pursuant hereto, at the Closing hereunder or contained in any of MWXI’s public securities filings, contains or will contain any untrue statement of a material fact, or will omit to state a material fact necessary to provide the Sellers with complete and accurate information as to MWXI and its business or assets or to make the statements therein not misleading.

(i)        Investment. MWXI has received or has had full access to all the information it considers necessary or appropriate to make an informed investment decision with respect to the Membership Interests to be received under this Agreement. MWXI further has had an opportunity to ask questions and receive answers from the Company regarding the Company’s business and to obtain additional information (to the extent the Company possessed such information or could acquire it without unreasonable effort or expense) necessary to verify any information furnished to any MWXI or to which MWXI had access. MWXI is an investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Membership Interests. The Membership Interests to be received by MWXI hereunder will be acquired for investment for MWXI’s own account, not as a nominee or agent, and not with a view to the public resale or distribution thereof within the meaning of the Securities Act, and MWXI has no present intention of selling, granting any participation in, or otherwise distributing the same. MWXI has not been formed for the specific purpose of acquiring the Membership Interests.

ARTICLE III

PERFORMANCE AT AND AFTER CLOSING

3.1       MWXI’s Performance at Closing. On the Closing Date, MWXI shall execute and deliver or cause to be delivered to Sellers.

(a)       Purchase Price. The Purchase Price (or an instruction letter to Company’s transfer agent requesting delivery of such certificates satisfactory to Company’s counsel), subject to holdback of the Escrow Shares.

(b)       Other Instruments. Such other instruments as may be reasonably necessary to effectuate the consummation of the transactions as provided in this Agreement.

3.2       The Sellers’ Performance at Closing. On the Closing Date, Sellers shall execute and deliver or cause to be delivered to MWXI.

(a)	Membership Interest assignments duly executed by the applicable Seller.

(b)       Written resignations of the officers, directors and managers of Company effective on the Closing Date.

(c)       Such other instruments as may be reasonably necessary to effectuate the consummation of the transactions as provided in this Agreement.

3.3	Additional Post-Closing Agreements.

(a)       In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each of the parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting. With respect to any Seller deemed to have approved this transaction pursuant to Section 12.5 of the Operating Agreement, but which has failed, in contravention of their obligations under Section 12.5, to deliver the documents required by this Agreement, MWXI may holdback the amounts due to such member until the required closing deliveries have been made. Sellers Agent shall use his commercially reasonable efforts to obtain such deliveries promptly following the closing.

(b)       The Sellers shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for Company for all periods ending on or prior to the Closing Date which are filed after the Closing Date. The Sellers shall permit MWXI to review and comment on each such Tax Return described in the preceding sentence prior to filing. The Sellers shall be responsible for Taxes of Company with respect to such Tax Returns. MWXI and the Sellers shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns pursuant to this Section 3.3 and any inquiry, audit, litigation or other proceeding with respect to Taxes. To enable Seller’s to file their Tax Returns in respect of this transaction, MWXI will engage a third-party consultant to prepare and deliver to MWXI a valuation of MWXI as of the Closing Date, which valuation shall be delivered to each of the Sellers on or before December 31, 2007.

ARTICLE IV

TERMINATION AND DEFAULT

4.1       Survival of Representations and Warranties. All of the representations and warranties of the Sellers, the Company, Lynes or MWXI contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing and continue until 5:00 p.m., Chicago time, on the date which is two years following the date of this Agreement (the “Expiration Date”); provided however that the representations and warranties set forth in Section 2.2 shall survive indefinitely.

4.2	Escrow Arrangements and Indemnification.

(a)       Escrow Fund and Indemnification by Sellers. At the Closing, the Sellers will be deemed to have received and deposited with the Escrow Agent the Escrow Shares. As soon as practicable after the Closing, the Escrow Shares will be deposited with Kelley Drye & Warren LLP (the “Escrow Agent”), such deposit to constitute an escrow fund (the “Escrow Fund”) to be governed by the terms set forth herein. The Escrow Fund shall be available to compensate MWXI and its Affiliates for any claims, losses, liabilities, damages, deficiencies, costs and expenses, including reasonable attorneys’ fees and expenses, and expenses of investigation and defense (hereinafter individually a “Loss” and collectively “Losses”) incurred by MWXI, its officers, directors, or Affiliates directly or indirectly as a result of any inaccuracy or breach of a representation or warranty of Company, Lynes or any Seller contained herein, or any failure by Company, Lynes, or any Seller to perform or comply with any covenant contained herein. The indemnification provisions in this Section 4.2 shall be the sole remedy and recourse of MWXI against the Company, Lynes Sellers or any of their respective directors, officers, representatives, agents, managers, members or subsidiaries for any Losses incurred by MWXI and the sole recourse for any such indemnification shall be against the Escrow Fund; provided, however, that nothing herein shall limit any remedy for fraud or any breach of a representation made by Seller pursuant to Section 2.2(e).

(b)       Escrow Period; Distribution upon Termination of Escrow Periods. Subject to the following requirements, the Escrow Fund shall be in existence immediately following the Closing and shall terminate as follows:

(i)        50% of the Escrow Shares shall be released at 5:00 p.m., Chicago time, on the first anniversary of the Closing; provided, that the Escrow Period shall not terminate with respect to such amount that is necessary in the reasonable judgment of MWXI, to satisfy any unsatisfied claims concerning facts and circumstances existing prior to such date; and

(ii)       The remaining Escrow Shares shall be released at 5:00 p.m., Chicago time, on the second anniversary of the Closing (the “Escrow Period”); provided, that the Escrow Period shall not terminate with respect to such amount that is necessary in the reasonable judgment of MWXI, to cover Losses stemming from facts and circumstances existing prior to the termination of such Escrow Period and for which MWXI has provided the Officer’s Certificate described below prior to such termination; and

(iii)      Protection of Escrow Fund. The Escrow Agent shall hold and safeguard the Escrow Fund during the Escrow Period, shall treat such fund as a trust fund in accordance with the terms of this Agreement and not as the property of MWXI and shall hold and dispose of the Escrow Fund only in accordance with the terms hereof.

(c)	Claims Upon Escrow Fund.

(i)        Upon receipt by the Escrow Agent at any time on or before the last day of the Escrow Period of a certificate signed by any officer of MWXI (an “Officer’s Certificate”) stating that MWXI has paid or properly accrued or reasonably anticipates that it will have to pay or accrue Losses, and specifying in reasonable detail the individual items of Losses included in the amount so stated, the Escrow Agent shall, subject to the provisions of Section 4.2(e) hereof, deliver to MWXI out of the Escrow Fund, as promptly as practicable, shares of MWXI Common Stock held in the Escrow Fund in an amount equal to such Losses.

(ii)       For the purposes of determining the number of shares of MWXI Common Stock to be delivered to MWXI out of the Escrow Fund pursuant to Section 4.2(c)(i) hereof, the value of the shares of MWXI Common Stock shall be deemed to be $.80 until such time as the occurrence of a Last Equity Financing. Following a Last Equity Financing (i) the price paid per share for MWXI Common Stock by the investors in the Last Equity Financing or (ii) in the event of preferred stock being utilized for such Last Equity Financing, the as-converted Common Stock price equivalent (until such time as a subsequent Last Equity Financing, in which event the price per share (or Common Stock price equivalent) shall be the deemed value).

(d)       Objections to Claims. At the time of delivery of any Officer’s Certificate to the Escrow Agent, a duplicate copy of such certificate shall be delivered to the Sellers Agent and for a period of ten (10) days after such delivery, the Escrow Agent shall make no delivery to MWXI of any Escrow Shares pursuant to Section 4.2(c) hereof unless the Escrow Agent shall have received written authorization from the Sellers Agent to make such delivery. After the expiration of such ten (10) day period, the Escrow Agent shall make delivery of shares of MWXI Common Stock from the Escrow Fund in accordance with Section 4.2(c) hereof; provided, that no such payment or delivery may be made if the Sellers Agent shall object in a written statement to the claim made in the Officer’s Certificate, and such statement shall have been delivered to the Escrow Agent prior to the expiration of such ten (10) day period.

(e)       Resolution of Conflicts; Arbitration. In case the Sellers Agent shall so object in writing to any claim or claims made in any Officer’s Certificate, the Sellers Agent and MWXI shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims. If no such agreement can be reached after good faith negotiation, either MWXI or the Sellers Agent may demand arbitration of the matter unless the amount of the damage or loss is at issue in pending litigation with a third party, in which event arbitration shall not be commenced until such amount is ascertained or both parties agree to arbitration; and in either such event the matter shall be settled by arbitration conducted by three arbitrators. MWXI and the Sellers Agent shall each select one arbitrator, and the two arbitrators so selected shall select a third arbitrator. The arbitrators shall set a limited time period and establish procedures designed to reduce the cost and time for discovery while allowing the parties an opportunity, adequate in the sole judgment of the arbitrators, to discover relevant information from the opposing parties about the subject matter of the dispute. The arbitrators shall rule upon motions to compel or limit discovery and shall have the authority to impose sanctions, including attorneys’ fees and costs, to the extent as a court of competent law or equity, should the arbitrators determine that discovery was sought without substantial justification or that discovery was refused or objected to without substantial justification. The decision of a majority of the three arbitrators as to the validity and amount of any claim in such Officer’s Certificate shall be binding and conclusive upon the parties to this Agreement, and notwithstanding anything in Section 4.2(e) hereof, the Escrow Agent shall be entitled to act in accordance with such decision and make or withhold payments out of the Escrow Fund in accordance therewith. Judgment upon any award rendered by the arbitrators may be entered in any court having jurisdiction. Any such arbitration shall be held in Cook County, Illinois under the rules then in effect of the American Arbitration Association. The non-prevailing party to an arbitration shall pay its own expenses, the fees of each arbitrator, the administrative costs of the arbitration and the expenses, including without limitation, reasonable attorneys’ fees and costs, incurred by the other party to the arbitration.

(f)        Sellers Agent of the Sellers; Power of Attorney. Each Seller hereby appoints William M. Lynes as its agent and attorney-in-fact (the “Sellers Agent”) for each Seller to give and receive notices and communications, to authorize delivery to MWXI of shares of MWXI Common Stock from the Escrow Fund in satisfaction of claims by MWXI, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all actions necessary or appropriate in the judgment of Sellers Agent for the accomplishment of the foregoing. Such agency may be changed by a majority of the Sellers from time to time upon not less than thirty (30) days prior written notice to MWXI. The Sellers Agent shall not be liable for any act done or omitted hereunder as Sellers Agent while acting in good faith and in the exercise of reasonable judgment. A decision, act, consent or instruction of the Sellers Agent shall constitute a decision of the holders in interest in the Escrow Fund and shall be final, binding and conclusive upon each of each such holder, and the Escrow Agent and MWXI may rely upon any such decision, act, consent or instruction of the Sellers Agent as being the decision, act, consent or instruction of each and every such holder. The Escrow Agent and MWXI are hereby relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Sellers Agent.

(g)       Third-Party Claims. In the event MWXI becomes aware of a third-party claim which MWXI believes may result in a demand against the Escrow Fund, MWXI shall promptly notify the Sellers Agent of such claim, and the Sellers Agent, as representative for the Sellers, shall be entitled, at its expense, to participate in any defense of such claim. MWXI shall have the right in its sole discretion to settle any such claim; provided, however, that except with the consent of the Sellers Agent, no settlement of any such claim with third-party claimants shall alone be determinative of the amount of any claim against the Escrow Fund.

(h)       Escrow Agent’s Duties. The Escrow Agent shall be obligated only for the performance of such duties as are specifically set forth herein, and as set forth in any additional written escrow instructions which the Escrow Agent may receive after the date of this Agreement which are signed by an officer of MWXI and the Sellers Agent, and may rely and shall be protected in relying or refraining from acting on any instrument reasonably believed to be genuine and to have been signed or presented by the proper party or parties. The Escrow Agent shall not be liable for any act done or omitted hereunder as Escrow Agent while acting in good faith and in the exercise of reasonable judgment, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Escrow Agent may resign at any time upon delivery of notice to MWXI and the Sellers Agent. The Sellers Agent and MWXI agree that they shall find a mutually agreeable substitute Escrow Agent on or before December 31, 2007.

4.3	Indemnification by MWXI.

(a)       Scope of Indemnification. Subject to the limitations set forth in this Section 4.3, MWXI will indemnify and hold harmless for any Losses incurred by the Sellers or the Company directly or indirectly as a result of any inaccuracy or breach of a representation or warranty of MWXI contained in Section 2.2, or any failure by MWXI to perform or comply with any covenant contained herein. The indemnification provisions in this Section 4.3 shall be the sole remedy and recourse of the Sellers against MWXI or any of its directors, officers, representatives, agents, shareholders or subsidiaries for any Losses incurred by the Sellers or the Company.

(b)       Limitation of Liability. The maximum aggregate liability of MWXI with respect to the indemnification provided in this Section 4.3 shall be limited solely to 1,500,000 shares of MWXI Common Stock, which amount shall be decreased to 750,000 shares on the first anniversary of the Closing; provided, that such amount shall not decrease with respect to such amount that is necessary in the reasonable judgment of Sellers Agent, to satisfy any unsatisfied claims concerning facts and circumstances existing prior to such date; provided, however, that nothing herein shall limit any remedy or liability for fraud.

(c)       Procedure for Indemnification. The Sellers Agent shall give written notice to MWXI of its claim for indemnification as promptly as practicable whenever the Sellers Agent shall have determined that there are facts or circumstances which render or would reasonably and forseeably render MWXI liable for indemnification under this Section 4.3. The Escrow Agent shall, subject to the provisions of Section 4.2(e) hereof, as applied mutatis mutandis, deliver to MWXI out of the Escrow Fund, as promptly as practicable, shares of MWXI Common Stock held in the Escrow Fund in an amount equal to such Losses.

(d)       Value of MWXI Common Stock. For the purposes of determining the number of shares of MWXI Common Stock to be delivered to Company in satisfaction of MWXI’s indemnity obligations under this Section 4.3, the value of the shares of MWXI Common Stock shall be deemed to be $.80 until such time as the occurrence of a Last Equity Financing. Following a Last Equity Financing (i) the price paid per share for MWXI Common Stock by the investors in the Last Equity Financing or (ii) in the event of preferred stock being utilized for such Last Equity Financing, the as-converted Common Stock price equivalent (until such time as a subsequent Last Equity Financing, in which event the price per share (or Common Stock price equivalent) shall be the deemed value).

ARTICLE V

ADDITIONAL PROVISIONS

5.1       Expenses. MWXI shall pay for both the Company’s and its own expenses incurred in connection with this Agreement and in the preparation for and consummation of the transactions provided for herein, including the fees of the Company’s legal counsel, Dykema Gossett PLLC, not to exceed $40,000 in the aggregate. MWXI agrees to pay any other remaining and unpaid legal fees due and owing to Dykema Gossett PLLC as of the date of this Agreement, which shall not exceed (including the fees for this transaction) $60,000.

5.2       Non-Violation. None of the Sellers nor MWXI shall take or omit to take any action (or permit any Person under its control to take or omit to take any action) that would violate or cause a violation of the representations or warranties made herein or render the same inaccurate in any material respect as of the date hereof or which in any way would prevent the carrying out of this Agreement or consummation of the transactions contemplated by this Agreement. Each of the parties shall take all such action or further action as may be reasonably necessary or desirable in order to effectuate the consummation of the transactions contemplated hereby.

5.3       Notices. All notices under this Agreement shall be in writing and shall be (i) delivered in person, (ii) sent by telecopy, or (iii) mailed, postage prepaid, either by registered or certified mail, return receipt requested, or overnight express carrier, addressed in each case as follows:

If to Sellers or Sellers Agent:	William M. Lynes – Chief Manager 195 North Harbor Drive, #4601 Chicago, IL 60601 Facsimile:

with a copy to:	Dykema Gossett PLLC 10 South Wacker Drive, Suite 2300 Chicago, IL 60606 Attn: Stephen D. Sayre Facsimile: (312) 876-1155

If to MWXI:	2001 Butterfield Road, Suite 1050 Downers Grove, IL 60515 Attn: Chief Executive Officer Facsimile: (630) 271-8596

with a copy to:	Kelley Drye & Warren LLP 333 W. Wacker, Suite 2600 Chicago, IL 60606 Attn: Andrew P. Pillsbury Facsimile: (312) 857-7095

or to any other address or telecopy number as such party shall designate in a written notice to the other. All notices sent pursuant to the terms of this Section 5.3 shall be deemed received (i) if personally delivered, then on the date of delivery; (ii) if sent by telecopy before 2:00 p.m. local time of the recipient, on the day sent if a business day or if such day is not a business day or if sent after 2:00 p.m. local time of the recipient, then on the next business day; (iii) if sent by overnight, express carrier, on the next business day immediately following the day sent; or (iv) if sent by registered or certified mail, on the earlier of the third (3rd) business day following the day sent or when actually received. Any notice by telecopy shall be followed by delivery of a copy of such notice on the next business day by overnight express carrier or by hand.

5.4       Entire Agreement; Amendment. This Agreement and any agreements and instruments entered into in connection with the Closing constitute the entire agreement and understanding of the parties hereto and supercede any prior written or oral understandings of the parties. This Agreement may be amended only by an instrument in writing executed by all parties hereto.

5.5       Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of, and be enforceable against, the parties hereto and their respective successors and assigns. Notwithstanding anything to the contrary contained in this Agreement, in the event a party hereto assigns any of its rights or obligations hereunder, such party shall remain liable for their respective representations, warranties and covenants contained herein.

5.6       Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois. The parties hereto agree that any dispute over this Agreement shall be litigated in the courts having situs within the City of Chicago, state of Illinois and the parties hereto consent to jurisdiction and venue of such court.

5.7       Waivers. Compliance with the provisions of this Agreement may be waived only by an instrument in writing executed by the party granting the waiver. The failure of any party at any time or times to require performance of any provisions of this Agreement shall in no manner affect the right of such party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or be construed as a further or continuing waiver of such condition or breach or of any other condition or of the breach of any other term of this Agreement.

5.8       Signature in Counterparts. This Agreement may be executed in separate counterparts, neither of which need contain the signatures of both parties, each of which shall be deemed to be an original, and both of which taken together constitute one and the same instrument.

5.9       Press Release and Announcements. Unless required by law, after the date hereof, no press releases, or other releases of information related to this Agreement or the transactions contemplated hereby will be issued or released without the joint consultation of MWXI and Seller’s Agent. MWXI and Seller’s Agent will cooperate to prepare a joint press release to be issued on or about the Closing Date.

5.10	Certain Definitions. For the purpose of this Agreement, the following terms:

(a)       “Affiliate” of any particular Person means any other Person directly or indirectly controlling, controlled by or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

(b)       “Employee Benefit Plan” means any “employee benefit plan” (as such term is defined in ERISA Section 3(3)) and any other material employee benefit plan, program or arrangement of any kind.

(c)       “Environmental, Health, and Safety Requirements” shall mean all federal, state, local and foreign statutes, regulations, and ordinances concerning public health and safety, worker health and safety, and pollution or protection of the environment, including without limitation all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any hazardous materials, substances or wastes, as such requirements are enacted and in effect on or prior to the Closing Date.

(d)       “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(e)       “Intellectual Property” means all intangible assets owned or held by the Company including all (i) patent registrations, patent applications, patent disclosures, improvements and inventions, (ii) trademarks, service marks, trade dress, trade names, logos and corporate names and registrations and applications (including intents to use) for registration thereof, together with all of the goodwill associated therewith, (iii) copyrights (registered or unregistered) and copyrightable works and registrations and applications for registration thereof, (iv) mask works and registrations and applications for registration thereof, (v) computer software, data, data bases and documentation thereof, (vi) trade compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, manuals, proposals, technical data, copyrightable works, financial, marketing and business plans and customer and supplier lists and other proprietary information), (vii) domain names, (viii) license agreements or other rights pertaining to the forgoing, and (ix) copies and tangible embodiments therefore in whatever form or medium.

(f)        “Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property which is used in Company’s business.

(g)       “Liability” means any liability, whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due, including any liability for Taxes.

(h)	“Membership Interest” means any equity interest in Company.

(i)        “Last Equity Financing” shall mean the most recent sale (or series of related sales) by the Company, following the Closing Date, of its equity securities (whether preferred or common stock) following the date of this Agreement from which the Company receives gross proceeds of not less than $3,000,000.

(j)        “Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, a governmental entity or any department, agency or political subdivision thereof or any other entity.

(k)       “Security Interest” means any mortgage, pledge, hypothecate, lien, encumbrance, charge, or other security interest, other than (a) mechanic’s, materialmen’s, and similar liens, (b) liens for taxes not yet due and payable or for taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and liens securing rental payments under capital lease arrangements, and (d) other liens arising in the ordinary course of business and not incurred in connection with the borrowing of money.

(l)        “Tax” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

(m)      “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first above written.

MWXI

MOUNTAINS WEST EXPLORATION, INC.
By:	/s/ Lee Wiskowski
Lee Wiskowski, Co-Chief Executive Officer

COMPANY

SECURED DIGITAL STORAGE LLC
By:	/s/ William M. Lynes
William M. Lynes, Manager

[Signature Page Follows]

SELLERS

/s/ William M. Lynes		/s/ Dan Peterson
William M. Lynes, as a Seller and as Sellers Agent		Dan Peterson
/s/ Merry Beth Seaton		/s/ Lloyd Bettis
Merry Beth Seaton		Lloyd Bettis
/s/ Diane Adamson
Edwin C. Buchanan		Diane Adamson
/s/ Peter Gross
Richard H. Connor		Peter Gross
/s/ Timothy D. Tawoda		/s/ Pat Arbor
Timothy D. Tawoda		Pat Arbor
/s/ Richard L. Dent		/s/ Phil Santoni
Richard L. Dent		Phil Santoni
/s/ Jeffery D. Whittemore		/s/ John Galvan
Jeffery D. Whittemore		John Galvan
/s/ Marcus Allen
Dwight A. Holmberg		Marcus Allen
/s/ Fred E. Lev
Fred E. Lev		TAPO Ventures LLC
/s/ Aran Chada	By:	/s/ William M. Lynes
Aran Chada		Name: William M. Lynes Its: Chief Executive Officer
/s/ Greg Bohnenberger
Greg Bohnenberger		Kelley Dry & Warren LLP, as initial Escrow Agent
	By	/s/ Andrew Pillsbury
	Its	a Member